SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. _____)*

                             TTR TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87305 U102
                                 --------------
                                 (CUSIP Number)

                               Gordon Caplan, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                                 Chrysler Center
                                666 Third Avenue
                            New York, New York 10017
                                 (212) 935-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 20, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87305U102                    13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dimensional Partners, Ltd.    N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,388,310
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,388,310
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,388,310
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.89%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 18 pages

CUSIP NO. 87305U102                    13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dimensional Partners, L.P.    13-5514352
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            817,440
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        817,440
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      817,440
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.64%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 18 pages

CUSIP NO. 87305U102                    13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JDS Capital, L.P.    13-4189233
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            433,250
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        433,250
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      433,250
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.46%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 18 pages

CUSIP NO. 87305U102                    13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JDS Capital Management, LLC    13-3918633
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            433,250
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        433,250
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      433,250
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.46%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 18 pages

CUSIP NO. 87305U102                    13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JDS Asset Management, LLC    13-4053441
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            817,440
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        817,440
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      817,440
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.64%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 18 pages

CUSIP NO. 87305U102                    13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JDS Capital Management, Inc.    13-3918633
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,388,310
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,388,310
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,388,310
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.89%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 7 of 18 pages

CUSIP NO. 87305U102                    13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Joseph D. Samberg
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,639,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,639,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.99%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 8 of 18 pages

Item 1. Security and Issuer

      This statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of TTR Technologies, Inc., a Delaware corporation, the principal executive offices of which are located at 2 HaNagar Street, Kfar Saba, Israel.

      The Reporting Persons (as defined below) are filing this Schedule 13D to report a change in their investment intent with respect to their ownership of the shares of Common Stock as previously reported on a Schedule 13G filed by the Reporting Persons on March 3, 2000, as the same has been amended through the date hereof.

Item 2. Identity and Background

      This statement is being filed jointly by Dimensional Partners, Ltd., Dimensional Partners, L.P., JDS Capital, L.P., JDS Capital Management, LLC, JDS Asset Management, LLC, JDS Capital Management, Inc. and Joseph D. Samberg (collectively, the "Reporting Persons").

      Dimensional Partners, Ltd. is a Cayman Islands corporation principally engaged in investing in securities. Dimensional Partners, L.P. is a Delaware limited partnership principally engaged in investing in securities. JDS Capital, L.P. is a Delaware limited partnership principally engaged in investing in securities. JDS Capital Management, LLC is a Delaware limited liability company principally engaged in serving as the general partner of JDS Capital, L.P. JDS Asset Management, LLC is a Delaware limited liability company principally engaged in serving as the general partner of Dimensional Partners, L.P. JDS Capital Management, Inc. is a Delaware corporation principally engaged in providing sub-advisory services to the investment advisor of Dimensional Partners, Ltd. Joseph D. Samberg is a citizen of the United States and (i) the managing member of each of JDS Capital Management, LLC and JDS Asset Management, LLC, (ii) the sole stockholder of JDS Capital Management, Inc. and (iii) the holder of a 49% limited partnership interest in JDS Capital, L.P.

      The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Each executive officer and director listed below (other than Joseph D. Samberg, for whom such information is discussed in Item 5 below) disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

      Joseph D. Samberg     Citizenship-United States
                            Director and President, JDS Capital Management, Inc.
                            Director, Dimensional Partners, Ltd.
                            Managing Member, JDS Asset Management, LLC
                            Managing Member, JDS Capital Management, LLC

      Richard Douglas       Citizenship-Cayman Islands
                            Director, Dimensional Partners, Ltd.

      CFS Company Ltd.      Cayman Islands Entity
                            Director, Dimensional Partners, Ltd.

      CSS Corporation Ltd.  Cayman Islands Entity
                            Secretary, Dimensional Partners, Ltd.


                               Page 9 of 18 pages

      The address of the principal business office of each of Dimensional Partners, L.P., JDS Capital, L.P., JDS Capital Management, LLC, JDS Asset Management, LLC, JDS Capital Management, Inc. and Joseph D. Samberg (and the business address of each of the executive officers and directors of the foregoing) is 780 Third Avenue, 45th Floor, New York, NY 10017. The address of the principal business office of Dimensional Partners, Ltd. (and the business address of each of the executive officers and directors thereof) is Corporate Center, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands.

      During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital.

Item 4. Purpose of Transaction

      All of the shares of Common Stock reported herein were originally acquired for investment purposes. On or about April 20, 2002, the Reporting Persons sent a proposal to the Issuer to acquire more securities directly from the Issuer. This non-binding proposal is to invest approximately $1.6 million in the Issuer, subject to the negotiation, execution and delivery of mutually acceptable and legally binding definitive documents. Pursuant to the proposed investment, one or more of the Reporting Persons or an affiliated entity or entities would purchase shares of a newly designated series of preferred stock of the Issuer and the Issuer would issue to the investing entity or entities warrants to purchase up to 1,500,000 shares of Common Stock. The terms of this proposed investment are still the subject of ongoing negotiations, and the Reporting Persons cannot give any assurance that any agreement will be reached or, if an agreement is reached, that a transaction will be consummated. Due to the delivery of such proposal, the Reporting Persons may no longer be considered to be passive investors, and therefore, the Reporting Persons have determined that it is appropriate to become Schedule 13D filers.

      The Reporting Persons continue to consider other courses of action designed to enhance shareholder value. The courses of action being considered include, without limitation, acquiring additional securities of the Issuer and seeking and analyzing financing alternatives for the Issuer. If the Reporting Persons acquire additional shares of Common Stock, such acquisitions may be made in open market purchases, privately negotiated transactions, by tender offer or otherwise, subject to availability of the shares of Common Stock at prices which they deem favorable. The Reporting Persons have made no final determination with respect to any specific course of action at the present time.


                              Page 10 of 18 pages

      Except as described above, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this report.

Item 5. Interest in Securities of the Issuer

(a) and (b)

      As of the date hereof, Dimensional Partners, Ltd., JDS Capital Management, Inc. (as the investment manager and sub-advisor of Dimensional Partners, Ltd.) and Joseph D. Samberg (as the sole stockholder of JDS Capital Management, Inc.) are deemed to beneficially own an aggregate of 1,388,310 shares of Common Stock, representing approximately 7.89% of the number of shares of Common Stock stated to be outstanding by the Issuer in its Annual Report on Form 10-K filed March 27, 2002 (the "Form 10-K"). Dimensional Partners, Ltd. is deemed to be the direct beneficial owner, and JDS Capital Management, Inc. and Joseph D. Samberg are deemed to be the indirect beneficial owners of the 1,388,310 shares of Common Stock. JDS Capital Management, Inc. and Joseph D. Samberg disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Dimensional Partners, Ltd. (except for the indirect interest of JDS Capital Management, Inc. by virtue of being the investment manager and sub-advisor of Dimensional Partners, Ltd. and the indirect interest of Joseph D. Samberg by virtue of being the sole stockholder of JDS Capital Management, Inc.). Dimensional Partners, Ltd., JDS Capital Management, Inc. and Joseph D. Samberg have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

      As of the date hereof, Dimensional Partners, L.P., JDS Asset Management, LLC (as the general partner of Dimensional Partners, L.P.) and Joseph D. Samberg (as the managing member of JDS Asset Management, LLC) are deemed to beneficially own an aggregate of 817,440 shares of Common Stock, representing approximately 4.64% of the number of shares of Common Stock stated to be outstanding by the Issuer in the Form 10-K. Dimensional Partners, L.P. is deemed to be the direct beneficial owner, and JDS Asset Management, LLC and Joseph D. Samberg are deemed to be the indirect beneficial owners of the 817,440 shares of Common Stock. JDS Asset Management, LLC and Joseph D. Samberg disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Dimensional Partners, L.P. (except for the indirect interest of JDS Asset Management, LLC by virtue of being the general partner of Dimensional Partners, L.P. and the indirect interest of Joseph D. Samberg by virtue of being the managing member of JDS Asset Management, LLC). Dimensional Partners, L.P., JDS Asset Management, LLC and Joseph D. Samberg have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

      As of the date hereof, JDS Capital, L.P., JDS Capital Management, LLC (as the general partner of JDS Capital, L.P.) and Joseph D. Samberg (as the managing member of JDS Capital Management, LLC) are deemed to beneficially own an aggregate of 433,250 shares of Common Stock, representing approximately 2.46% of the number of shares of Common Stock stated to be outstanding by the Issuer in the Form 10-K. JDS Capital, L.P. is deemed to be the direct


                              Page 11 of 18 pages
beneficial owner, and JDS Capital Management, LLC and Joseph D. Samberg are deemed to be the indirect beneficial owners of the 433,250 shares of Common Stock. JDS Capital Management, LLC and Joseph D. Samberg disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by JDS Capital, L.P. (except for the indirect interest of JDS Capital Management, LLC by virtue of being the general partner of JDS Capital, L.P. and the indirect interest of Joseph D. Samberg by virtue of being the managing member of JDS Capital Management, LLC and by Joseph D. Samberg's ownership of 49% of the limited partnership interests of JDS Capital, L.P.). JDS Capital, L.P., JDS Capital Management, LLC and Joseph D. Samberg have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

      The 2,639,000 shares of Common Stock of which Joseph D. Samberg is deemed to be the indirect beneficial owner represent approximately 14.99% of the outstanding shares of Common Stock (based upon the Form 10-K).

(c) The Reporting Persons and the executive officers and directors listed in
Item 2 have effected the following transactions in the shares of Common Stock within the past 60 days:

      1. On February 26, 2002, Dimensional Partners, Ltd. sold 7,650 shares of Common Stock at a price of $0.94 per share and 4,400 shares of Common Stock at a price of $0.90 per share on the open market.

      2. On February 26, 2002, Dimensional Partners, L.P. sold 4,600 shares of Common Stock at a price of $0.94 per share and 2,600 shares of Common Stock at a price of $0.90 per share on the open market.

      3. On February 26, 2002, JDS Capital, L.P. sold 3,650 shares of Common Stock at a price of $0.94 per share and 2,100 shares of Common Stock at a price of $0.90 per share on the open market.

      4. On April 17, 2002, JDS Capital, L.P. sold 236,000 shares of Common Stock at a price of $0.65 per share in a privately negotiated transaction.

      5. On April 30, 2002, Dimensional Partners, Ltd. sold Class A warrants to purchase up to 360,000 shares of Common Stock (which, upon exercise, include the issuance of Class B warrants to purchase an additional 180,000 shares of Common Stock) at a price of $0.025 per Class A warrant share in a privately negotiated transaction.

      6. On April 30, 2002, Dimensional Partners, L.P. sold Class A warrants to purchase up to 90,000 shares of Common Stock (which, upon exercise, include the issuance of Class B warrants to purchase an additional 45,000 shares of Common Stock) at a price of $0.025 per Class A warrant share in a privately negotiated transaction.

Neither the Reporting Persons nor the executive officers and directors listed in
Item 2 have effected any other transactions in the shares of Common Stock within the past 60 days.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in
Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


                              Page 12 of 18 pages

Item 7. Material to be Filed as Exhibits

      (1) Joint Filing Agreement, dated April 30, 2002, by and among the Reporting Persons.


                              Page 13 of 18 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2002

DIMENSIONAL PARTNERS, LTD.
By: JDS Capital Management, Inc.,
its investment manager and sub-advisor

By: /s/ Joseph D. Samberg
----------------------------------
Name:  Joseph D. Samberg
Title: President


DIMENSIONAL PARTNERS, L.P.
By: JDS Asset Management, LLC,
its general partner

By: /s/ Joseph D. Samberg
----------------------------------
Name:  Joseph D. Samberg
Title: Managing Member


JDS CAPITAL L.P.
By: JDS Capital Management, LLC,
its general partner

By: /s/ Joseph D. Samberg
----------------------------------
Name:  Joseph D. Samberg
Title: Managing Member


JDS CAPITAL MANAGEMENT, LLC
By: /s/ Joseph D. Samberg
----------------------------------
Name:  Joseph D. Samberg
Title: Managing Member


                              Page 14 of 18 pages

JDS ASSET MANAGEMENT, LLC

By: /s/ Joseph D. Samberg
----------------------------------
Name:  Joseph D. Samberg
Title: Managing Member


JDS CAPITAL MANAGEMENT, INC.

By: /s/ Joseph D. Samberg
----------------------------------
Name:  Joseph D. Samberg
Title: President

/s/ Joseph D. Samberg
----------------------------------
Joseph D. Samberg


                              Page 15 of 18 pages

EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement, dated April 30, 2002, by and among the Reporting Persons.


                              Page 16 of 18 pages